UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E 13D/A
                    Under the Securities Exchange Act of 1934
                              (Final Amendment)(1)


                           REGENT COMMUNICATIONS, INC.
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   758865 10 9
                                 (CUSIP Number)

 William H. Ingram                            with a copy to:
 Waller-Sutton Media Partners, L.P.           Paul A. Gajer, Esq.
 c/o Waller-Sutton Management Group, Inc.     Sonnenschein Nath & Rosenthal LLP
 One Rockefeller Plaza, Suite 3300            1221 Avenue of the Americas
 New York, NY 10020                           New York, NY 10020-1089
 (212) 218- 4350                              (212) 398-5293
 -------------------------------------------- ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               (Page 1 of 5 Pages)

---------------------- --------------------------------------- -----------------
CUSIP No. 758865 10 9                                          Page 2 of 5 pages
---------------------- --------------------------------------- -----------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON:   Waller-Sutton Media Partners, L.P.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3955719

------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS:*  N/A
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power           0 shares      0%
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power         0 shares      0%
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power      0 shares      0%
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power    0 shares      0%
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON:*  PN
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------- --------------------------------------- -----------------
CUSIP No. 758865 10 9                                          Page 3 of 5 pages
---------------------- --------------------------------------- -----------------
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON:   Waller-Sutton Media, L.L.C.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3528778

------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS:*  N/A
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power           0 shares      0%
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power         0 shares      0%
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power      0 shares      0%
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power    0 shares      0%
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON:*  OO
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                        Final Amendment to Schedule 13-D

     This Statement amends Items 4 and 5 of the Statement on Schedule 13-D filed with the Securities and Exchange Commission (the "SEC") on July 16, 1998, as amended by Amendment No. 1, filed with the SEC on March 4, 1999, Amendment No. 2, filed with the SEC on May 13, 1999 and Amendment No. 3, filed with the SEC on March 16, 2000 (collectively, the "Schedule"), regarding the beneficial ownership of Waller-Sutton Media Partners, L.P. ("Waller-Sutton") and its sole general partner, Waller-Sutton Media, L.L.C. ("Waller-LLC"), of the common stock of Regent Communications, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein have the same meaning as in the Schedule.

ITEM 4. Purpose of Transaction.

     (e) On August 5, 2006, the Issuer entered into an agreement with Waller-Sutton, pursuant to which it repurchased 2,491,554 shares of its Common Stock and a warrant to purchase 650,000 shares of its Common Stock, for an aggregate purchase price of approximately $12.1 million (the "Repurchase Agreement"). In connection with such repurchase, each of the two directors of the Issuer appointed by Waller-Sutton resigned and surrendered all exercisable options to purchase Common Stock which had been granted to them in their capacities as directors. In connection with such resignations, all unexercisable options and restricted shares of Common Stock that had been granted to them were forfeited.

ITEM 5. Interests in Securities of the Issuer.

     (a) Following the execution of the Repurchase Agreement, Waller-Sutton and Waller-LLC are no longer the holders of record and can not be deemed to "beneficially own," within the meaning of the Securities and Exchange Act of 1934, any shares of the Common Stock of the Issuer.

     William H. Ingram, a member and Chairman of Waller-LLC and a limited partner of Waller-Sutton, beneficially owns 100,000 shares of Common Stock and a warrant to purchase 10,000 shares of Common Stock. Waller-Sutton disclaims beneficial ownership of all such shares of the Issuer's Common Stock.










                               (Page 4 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         WALLER-SUTTON MEDIA PARTNERS, L.P.

Dated:  September 12, 2006               By:  WALLER-SUTTON MEDIA, L.L.C., its
                                              sole general partner


                                         By:  /s/ William H. Ingram
                                             ------------------------------
                                              Name:  William H. Ingram
                                              Title: Member


Dated:  September 12, 2006               WALLER-SUTTON MEDIA, L.L.C.


                                         By:  /s/ William H. Ingram
                                             ------------------------------
                                              Name:  William H. Ingram
                                              Title: Member